Exhibit 12.1

American Airlines Group Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Income before income taxes	$1,709	$949	$4,371	$2,645
Add: Total fixed charges (per below)	476	465	1,439	1,443
Less: Interest capitalized	13	16	41	43

Total earnings before income taxes	2,172	1,398	5,769	4,045

Fixed charges:
Interest (1)	232	226	692	710
Portion of rental expense representative of the interest factor	244	239	747	733

Total fixed charges	$476	$465	$1,439	$1,443

Ratio of earnings to fixed charges	4.6	3.0	4.0	2.8

(1)	The nine month period ended September 30, 2014 includes non-cash interest accretion related to Bankruptcy Settlement Obligations.